Mail Stop 3561

May 11, 2010

Glenn K. Murphy
Chairman and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

> **Re:** **The Gap, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 26, 2010**
> **File No. 001-07562**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Classification of Expenses, page 42

1.   We note that you classify merchandise handling and receiving expenses and distribution center general and administrative expenses as a component of

Operating Expenses. In order to enhance an investor's understanding of these expenses, please confirm in future Exchange Act filings you will disclose the amount incurred in each year for which financial statements are presented.

Note 12 – Income Taxes, page 61

2.   We note your footnote disclosure states that you intend to utilize the undistributed earnings of your foreign subsidiaries in your foreign operations for an indefinite period of time except as it relates to the recently repatriated earnings from your Canadian and Japanese subsidiaries. Considering that you have repatriated earnings from your Canadian subsidiaries in each of the past three fiscal years and from your Japanese subsidiaries in each of the past two fiscal years, please tell us the factors considered by management in its conclusion that the undistributed earnings of your foreign subsidiaries will not be repatriated, especially in relation to your Canadian and Japanese subsidiaries. Your response should also outline your plans for the permanent reinvestment of the undistributed earnings of your foreign subsidiaries. Refer to FASB ASC 740-30-25-17.

Item 15. Exhibits, Financial Statement Schedules

3.   We note that you failed to include the exhibits or schedules to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.3, 10.5, 10.7, 10.10, 10.13, 10.14, 10.15, 10.16, and 10.101 with your next Exchange Act report.

4.   We note that you have filed form of agreements for the Performance Share Agreements, such as Exhibits 10.82 and 10.85, which have omitted the performance goals. Please file the executed agreements.

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Executive Compensation and Related Information, page 27

5.   We note that 25% of your bonus compensation was based upon individual objectives for most of your NEOs. In future filings, please disclose the individual objectives considered for each of the NEOs.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director